
MEDFORD
DOUBLE INDIA PALE ALE
MEDFORD
INDIA PALE ALE
AMERICAN PALE ALE
MEDFORD
AMERICAN GOLDEN ALE

MEDFORD BREWING COMPANY

2019 Report

Dear investors,

We have had a lot of challenges. First the location where we were contract brewing closed down due to the death of the owner, finding a new location to brew took a lot of attention off building out the brick and mortar location. Also finding the right spot to build the brewery has also been a challenge. We've seen too many breweries get in to trouble due to having poor locations, which is why we have a location lined up with tremendous foot traffic, for Medford. Another challenge has been how long everything seems to take with getting the location and the right contractors. But do not panic. We are having a final meeting with our chosen contractor on Tuesday, the Bank has all the information they need so if all goes well, we'll be putting in for our building permits within the next two weeks.

We need your help!

Please keep buying the products and once we have the brewery and tap room open, come frequently

Sincerely,

Nick Bolitho
Co-Founder

Max Heinegg
Co-Founder / Brewmaster

Our Mission

Medford deserves a local brewery that prioritizes awesome beers and the local community. As two Medford residents, we are committed to turning that dream into a reality. We hope to open a brewery here in Medford within the next 12 months, and continue growing our distribution network so that our excellent, approachable brews are available across all of New England and beyond.

See our full profile

How did we do this year?

Report Card

A-

The Good

- We launched a new beer, Phantom and it is outselling all our other products to date
- We have found a location to build the brewery
- We have tentatively secured the additional funding needed to build the Brewery

The Bad

- Having to change contract brewing locations cost us margins
- It has taken far too long to find and secure the location buildout
- we had too many bottle necks of running out of product

2019 At a Glance

January 1 to December 31

$85,430 +36%
Revenue

-$30,266 [562%]
Net Loss

$40 [99%]
Short Term Debt

$280,849
Raised in 2017

$238,000
Cash on Hand
As of 01/ 6/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Medford Brewing Company has been selling beer across Massachusetts for over two years. We have four styles sold in 150+ locations, and add an average of 5-10 locations per week through our partnership with one of the largest distributors in New England. To build on our regional success, we are raising money to open the first brewery in the heart of Medford, MA.

Medford deserves a local brewery that prioritizes awesome beers and the local community. As two Medford residents, we are committed to turning that dream into a reality. We hope to open a brewery here in Medford within the next 12 months, and continue growing our distribution network so that our excellent, approachable brews are available across all of New England and beyond.

Milestones

Medford Brewing Company was incorporated in the State of Massachusetts in August 2015.

Since then, we have:

- First brew sold out in 4 days. Second sold out in two days. The brand was immediately profitable.
- Available in 245+ stores. Adding new stores each week.
- 40% of consumers repurchase.
- Just been taken on by Atlantic Beverage Distributors, one of the largest distributors in New England
- Regionally recognized brand. Received great reviews and press from The Boston Globe, Beer Advocate, Boston Magazine, and The Weekly Dig, just to name a few

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $85,430 compared to the year ended December 31, 2018, when the Company had revenues of $62,802. Our gross margin was 26.49% in fiscal year 2019, compared to 30.09% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $275,598, including $275,598 in cash. As of December 31, 2018, the Company had $29,712 in total assets, including $18,858 in cash.
- *Net Loss.* The Company has had net losses of $30,266 and net income of $6,549 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $305,822 for the fiscal year ended December 31, 2019 and $29,670 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $24,933 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Medford Brewing Company cash in hand is $238,000, as of January 2019. Over the last three months, revenues have averaged $9,038/month, cost of goods sold has averaged $8,980/month, and operational expenses have averaged $6,106/month, for an average burn rate of $6,048 per month. Our intent is to be profitable in 36 months.

We have changed locations for contract brewing due to unforeseen circumstances. The first location cost too much and we lost money, our current location is giving us the best margin we can achieve from contract brewing.

We expect revenue to rise with seasonality and the introduction of new products, but we will also see a huge increase in our expenses with the facility build out and all the costs incurred with that. We have a provisional loan agreement for $300,000 as a top up loan from a local bank to cover the build out costs.

Net Margin: -35% **Gross Margin: 26%** **Return on Assets: -11%** **Earnings per Share: -$37.83** **Revenue per Employee: $85,430**

Cash to Assets: 100% **Revenue to Receivables: ~** **Debt Ratio: 111%**

2019_Financial_Statements.pdf

2017___2018_Financial_Statements.pdf

We ❤ Our 470 Investors

Thank You For Believing In Us

Christopher Taylor
Kristen Colella
Kenneth Coleman
John Reese
Vincent Morelli
Jamie Cha
Lisa DiBella
Maggie Follen
Martin Fraser
Christine Koh
Aaron Boyce
Barry Alper
David Blauch
Paul Burns
Craig Martek
David G Adams
Christine Taylor
Paul Robertson
Tony DiSpirito
Steve Clark
Alex Blainey
Tammy Borges
Richard Hunt
James Scott
Kamlesh Brahman
Christopher Ash
George Ghazale
Isaac Bears
Steven Locke
Peter Burke
Amy Mendosa
David Granger
Jacob Epstein
Mary Godley
Hilary Buxton
Jayfarh Pour
Alexander PAVOLL
David Blumberg
Shannon Obrien
Kristin Hamman
Gareth McFeely
Brian Del Vecchio
Leon Dusoe
Ann Frenning Kossuth
Caroline Gaudet
Sharon Ricardi
Conor Gay
James DONNELLY
Max Maahoney
Frank Dunbar
Craig Subratie
Ian C Schulz
Nicholas Motto
James & Kristin Klemme
Tyler Kruckeberg
Bradlee Rutherford
Robert A Davidson Jr
Greg Knaddison
Susan Fairchild And Jeff ...
Maceo Greenberg
Carlos Gonzalez
Benjamin Bassett
Milford Eddie John Willia...
Lindsey Gaudet
Lia Martine
George J Hanlan
James Lee
Mark Bolitho
Zachary Atwell
Michael Lilly
Marcio Kobayashi
Rick Savage
Kevin A Barry
Jay Murray
Tapani Ronni
Patrick Mion Jr
Lucas Sullivan
Walter Plante
Shelley Goldberg
Steve M
Dan Henson
David Goodman
Steve SHERIDAN
Scott Armit
Will Durney
Ted Adams
Mary Werler
Freeland Tuden
Ben Centra
Ian Parsons
Deb Cleveland
George Skelton
Douglas P. Carr
Christopher Saccardi
Trent Spiner
Russ Robar
Andrew Starsiak
Stephanie Hammell
Jennifer Wehunt & Nate ...
Verge Brincheiro
Andrew Casey
Frank Zanti
Chris Mackey
Robert Noack
Eric Howard
Michael Scott Mitchell
Andrew R Leighton
Tim And Kathleen Higgin...
Robert Russell
Kimi Ceridon
Jeremy Singh
Pete Darby
Robin Hood
Jacques Fu
Amy Boss
Matthew Sidney
Peter Mailhot
Anthony Messina
Jeffrey Dreisinger
Christian Clements Froude
Yael Ayelet Zabka
Erik Sanchez
Brandon Bourque
Stefano Santoro
Heather Shea
Lauren Webel
Scott Cabral
Chuck Morash
Jenny Gilbert
Phil Edelen
Will Sullivan
Jose Juarez
Christina Talley
Gordon J Lockbaum
David Spitz
Kathleen Rourke
Yoshiko Izumoto
Michael J PRINCE
Adam Steinberger
Robert Lagueux
Lou Intoppa
Alexandra Heinegg
Daniel Lasko
Joshua Cohen
Robert C Williams
David Longo
Michael E Reininger
Jen Breneisen & Seth Felix
Marion Armorel Bolitho
Barbara Herbst
Kevin Joseph Seamster
Judson Porter
Jeremy Hollings
Richard Callan
Meghan King
Matthew Dirckx
Stephen And Kim Pompeo
James Ingersoll
Christina Roberts
Robert Needs
Justin Ke Nguyen
Michelle Auerbach
Derrick Henry
Prasad Alapati
Jason Bonanno
Renan Joseph Rodriguez
Janet Donnelly
Francisco Sauceda Jr
Michael Miller
Taylor Marton
William L Seiger
Lance McNeill
Erick G Suarez Nunez
Stanley Forward
Michael S. Grogan
Carl McIsaac
Andrew Chin
Gil Luna
Angie Truesdale
Kathy Dakermanji
Kapil Bahl
Roman Svet
Joseph CHRISTY
Joe Tuohey
Darin Franklin
James Laviano
Kyle Wells
Beth Bolitho
Mark Mulkern
Bianca Nargi
Matthew Bilodeau
Exsiquio Ramos
Abishek Reddy Mannemala
Fabrizio Serra
Jeffrey Myung
Sean Going
John Perryman
Renee Pacini
Benjamin Shore
Hugh Wyman
Kimberly O'Conor
Heather Meeker Green
Timothy KNIGHT
Matt Weyant
Rob Dulaney
Ramsay Hoguet
Andrew Spisak
Gretchen A Bowder
Morgan Pilkenton
Robert Magnussen
Andrew LeBlanc
Isaiah Schloneger
Alexander F Gannon
David Carr
Jonathan Hunt
Jesome Nicolas
Tom Targonski
Colin Holmes
Bhavik Modi
Matthew Nicholas
Angela Reese
Roger Kendrick
Amrik S Mann
Dominic Serafini
Ben Centra
Andy And Christine Curtin
Gaszton Hazy
Frank Palazzolo
Christian Lesher
John R. Patrick
Joe Agster
Ryan Miller
Oscar Jacob
Meghan Brave
Len Szalai
Andrew Heffernan
Erica Colwell
Sean Caron
Jason F. Bittarelli
Donald Wygal
Mark Hunker
Matt Griffin
Tara Karen
Patty Teebagy
Jesse Hagar
David Parkison
Amanda O'Leary
Michael Louvaris
Lex Nemzer
Marc Edwards
Nathanael Pine
Kathy Pigott-Brodeur
Neil Osborne
Andiswa Johnson
Gary Pzegeo
Randy Baril
Marilyn Sessions
Daniel Perez
Anthony PELTZ
Christopher Stull
Elise Edson
Conor Leahy
Theresa Lang
Drew Holst
Rj Bailor
Megan Fidler-Carey
Antonio Lim
Paul Jacques
Roger Martell
Harry Wiley
Basil Fraser
Abner Bruno
Robin Friedman
Craig BLACKWELL
Tony Madan
James Elsenbeck
Thomas Schiefer
Mark Pfaff
George Schenck
Jason Kass
Ted Ooyevaar
Robert Thomas Gaggin
Alexander Clarence McInt...
Johnson Hor
Dylan Nelson Phillips
Clayton Kern
Michael Potter
James Encalada
Danielle Howard
Voon Seng Lai
Richard Kelly
Robert Brown
Susan Shank Barron
Amber Miro Heinbockel
Michael Joyce
Essah Chisholm
Iva Toudjarska
Allison Wootan
Leslie Arsenault
Bryan Garcia
Vincent Lombardi
David Baumgartner
Jackson Wong
Stephen Coleman
Ray Florine
Peter Villari
Paul Ellis
Mike Quinn
Peter Pfaffenbach
Frank Brincheiro
Maria Vitek
Kyna Hamill
Rachel Berry
Tara Gowrie
David Belmonte
Grant Printz
Lewis Goulden
Richard Mcdonough
Susan Gerould And Will T...
Vicki Halal
Gabe Hollings
Gary Klein
Roy Youman
Paul Hollings
Shane Norton
Benjamin Rooks
Jim Kiely
John Scaramuzzo
Trevor T Sanders
Mark Nolan
Roosevelt Scott
Gerrie Rhoades
Charlene Drapp
Deanne Wherry
Randall Tipton
Fernando Salcido
Jay Vee
Javier M Ayala
Jim Ospenson
Brendon Wong
Brian Thompson
Sunil Patel
Santos Boch Oscal
Sarah Hodkinson
Chris Pierce
John Hart
Ahmad Sharif Kayum
Greg Whitehead
Nicholas Mathews
Don Onorati
Judi Lovas
Rob Bergmann
Joseph Lamantia
Victor Finger
John Ferris
Vivian De La Cruz
Brian Terreri
Matthew Gaborcik
John Danesi
Elspeth Schieffelin
Todd Ober
Zack Martin
David Penn
Chris Blackburn
Stephen Braverman
Ken Krause
Neil Casa
Ian Marlier
Ed McKeon
Aaron Foss
Ferseni JIMENEZ
Kenneth Eaton
Christina Dyous
Peter Miller
Dan Logcher
Joshua Damoulakis
Nick Stephens
Daniel Brooke
Liesbeth Van Den Berg & ...
Eric J Fleming
Elizabeth White
Matthew C Haberstroh
Frederick Lamar Cornish Sr
Laura Brereton
Vincent Maganzini
Brian Harris
Bruce Roberts And Joy H...
Arik Schechet
Matt Fiedler
Kathy Mumma
Doug Ittner
Stephen Nicholson

Larry Powers
Eric Flodine
Daniel G. Connor
Matthew Flaherty
Jeff Dobyns
Emily Keith
Nicholas DiBlasi
John Williams
Kevin Costello
Michael Baker
Chirag Patel
Matt Melia

Lise Zapatka
Charles Kelsh
Patricia Wardwell
Peter Brenton
Mike Devens
Geoffrey Philbrick
Bruce Bears
Jaime Rivera
Tim Lambert
Tadgh Macaulay
Rodrigo Vasquez

David Troxell
Sean Akell
Charles W Henebry
Danica Lima-Bybell
Christine Tresselt
Darren Gorr
Ellery Klein
David Tisi
Craig Krause
Thomas Armet
Michael Frascolla

Michael Whitnel
David Park
Ryan Bouldin
Patricia Walton
Nando Ramos
Andrew Garcia
Tenwende Zongo
Joe Chiarenza
Jefferson Puerta
Erik Dasque
Daniel Zhang

Austin Ebel
Amy Romanczuk
Terence Sheehan
Maria P D'Orsi
Ryan Walsh
Todd Miller
Sarah Esner
Julie Marshall
Patrick O'Day
Larry And Lisa Nargi
Tim Wortley

Andrew BOLITHO
Robert C Steere
Melissa M Phung
Douglas Dunphy
Jason Wright
Laura Bears
Steph Gonzalez
Laura Cella-Mowatt
Scott Keegan
Chris Lavoie
Brenda Bernier

Cullen McDonald
Chad Rucker
Alex Snyatkov
Jason Jancaitis
Kelly Mcgrath
Mark Van Savage
David L HEILMAN
Stephen Olivieri
Neil Martin
Diane Klein
Clay Runfalo

Thank You!

From the Medford Brewing Company Team



Nick Bolitho
Co-Founder



Max Heinegg
Co-Founder / Brewmaster

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Max Heinegg	Educator / Brewmaster @ State	2015
Wendy Pfaffenbach	Educator @ State	2015
Nick Bolitho	Sales and Marketing @ Medford Brewing Company	2015
Jen Bolitho	Designer @ Medford Brewing Company	2015

Officers

OFFICER	TITLE	JOINED
Max Heinegg	Director, COO	2015
Wendy Pfaffenbach	Secretary	2015
Nick Bolitho	CEO President	2015
Jen Bolitho	Treasurer Clerk	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Nick Bolitho	400,000 Common Stock	50.0%
Max Heinegg	400,000 Common Stock	50.0%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Nick Bolitho	08/31/2015	$24,933	$24,933	0.0%		Yes

Related Party Transactions

Name	Nick Bolitho
Amount Invested	$24,933
Transaction type	Loan
Issued	08/31/2015
Outstanding principal plus interest	$24,933 as of 02/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Related party loan from the founder. No set repayment terms or maturity date; intended to be repaid as the company becomes profitable.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	800,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Jen Bolitho and Wendy Pfaffenbach are not full-time officers. Instead, they perform an advisory role the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Medford currently has some alcohol serving restrictions that we are working on with the city and the Alcohol commission. We might have to sell food which could increase the forecast build out costs.

There are a lot of breweries opening in Massachusetts which means that there is ever increasing competition

The costs of starting up and running a brewery may be greater than forecasted. Economic and or other factors beyond our control could result in a slower repayment on your investment.

Craft beer has had a big rise in popularity over that last ten years, but it might not be as popular in the next ten years, negatively impacting our revenues.

Commodity and other price changes may result in increased costs for raw materials and other packaging materials. The price of hops also fluctuates depending on seasonal yields.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the stockholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the stockholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The stockholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The stockholders have the right to redeem their securities at any time. Stockholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Medford Brewing Company

- Massachusetts Corporation
- Organized August 2015
- 1 employees

20 Dutton Circle
Medford MA 02155

http://www.mbrewing.com

Business Description

Refer to the Medford Brewing Company profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Medford Brewing Company is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/medfordbrewingcompany/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*